March 1, 2019

Stewart Butterfield
Chief Executive Officer
Slack Technologies, Inc.
500 Howard Street
San Francisco, CA 94105

       Re: Slack Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 1, 2019
           CIK No. 0001764925

Dear Mr. Butterfield:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Business Model, page 4

1. Provide your definition of Net Dollar Retention Rate where you first mention it in the prospectus.
2. To provide context, disclose whether the 9 million daily active users you reference include users of your free version. Please clarify if the statement that your users are highly engaged also describes the activity of your customers that use your free version.
 Stewart Butterfield
FirstName LastNameStewart Butterfield
Slack Technologies, Inc.
Comapany NameSlack Technologies, Inc.
March 1, 2019
March 1, 2019 Page 2
Page 2
FirstName LastName
Our Market Opportunity, page 5

3. With respect to your estimate of the size of the market opportunity for Slack here and on page 92, clarify your disclosure by addressing the scope of your estimate. For example, disclose whether management views this as the size of the market opportunity for other workplace communication companies as a whole, or if it is specific to Slack. Also, balance this disclosure with a discussion of the increasing number of competitors in the industry and clarify that your estimate may not be reflective of the actual market for your product.
Risk Factors
A security incident may allow unauthorized access to our systems, networks, or data or our customers' data, harm our reputation..., page 19

4.       Summarize the material details of your March 2015 security incident.
5. Describe the nature of the board's role in overseeing cybersecurity risk management.
Risks Related to Ownership of Our Class A Common Stock, page 44

6. We note that your restated certificate of incorporation contains a corporate opportunity waiver provision. Discuss the scope of this provision, and explain how it will impact holders of your common stock. For example, describe how any potential conflict of interest could have a material adverse effect on your business, financial condition, results of operations, or prospects.
The public price of our Class A common stock may be volatile, and could, upon listing...decline significantly and rapidly, page 45

7. You disclose that your financial advisors "will be available to consult with the designated market marker," who will be setting the opening public price of your Class A common stock. Clarify that the applicable listing rules require consultation between the DMM and the financial advisor(s) regarding the ownership of the Company's common stock and pre-
         listing selling and buying interest in the Company's common stock that the financial advisors become aware of from potential investors and holders of common stock (e.g., holders of RSUs).
8. Discuss whether brand awareness or recognition of your product by retail investors might factor into demand for your shares upon listing. Address whether any perceived or actual lack of consumer awareness of the Company may increase volatility in the share price.
 Stewart Butterfield
FirstName LastNameStewart Butterfield
Slack Technologies, Inc.
Comapany NameSlack Technologies, Inc.
March 1, 2019
March 1, 2019 Page 3
Page 3
FirstName LastName
The dual class structure of our common stock has the effect of concentrating voting control..., page 48

9. Disclose the risk that due to the Company's dual class share structure, the Company's
         Class A common stock may be ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.
10. Disclose that any future issuances of Class B shares may be dilutive to Class A stockholders. Also address any risks associated with the possibility that one or more institutions currently holding your Class B stock may gain outsized voting control if other
         Class B holders sell or otherwise convert their shares. We note that four of your current
         Class B stockholders currently hold, together, over 54% of voting shares.
Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum..., page 51

11. We note your risk factor disclosure that your amended and restated bylaws identify the
         Court of Chancery of the State of Delaware (subject to certain exceptions) as the exclusive forum for certain litigation, including any "derivative action." We also note your disclosure on page 133 that the federal district court for the District of Delaware will have alternate jurisdiction for such claims. Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated bylaws states this clearly.
RSU Sales, page 55

12. Explain why the listing of your Class A shares will result in the vesting and settlement of outstanding RSUs. Disclose the possibility that such sales could result in an overhang of shares available, which could in turn affect the share price and orderly trading.
13. Clarify whether RSUs that vest and settle on the first day of trading expose their holders to out-of-pocket tax liability if opening trading is volatile resulting in the supply of shares far exceeding the demand for the Company's shares.
 Stewart Butterfield
FirstName LastNameStewart Butterfield
Slack Technologies, Inc.
Comapany NameSlack Technologies, Inc.
March 1, 2019
March 1, 2019 Page 4
Page 4
FirstName LastName
Capitalization, page 57

14. Your disclosures on page F-8 suggest that the unaudited pro forma balance sheet information in your financial statements will give effect to RSUs that are expected to vest and settle upon listing of the Class A common stock. Please tell us why the pro forma column of your capitalization table on page 57 excludes the impact of vesting RSUs.
Selected Consolidated Financial Data and Other Data, page 59

15. Please revise your consolidated balance sheet data table on page 60 to include a pro forma column similar to the one provided on page 10.
Key Business Metrics, page 60

16. We note that you consider your ability to convert customers who use your free subscription plan into paying customers an important part of your business model (page
         64). Therefore, you should provide metrics on the number of non-paying customers and number of non-paying customers converted to paid customers for the periods being presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 62

17. Discuss management's plan for profitability in light of your net losses for the years ended
         January 31, 2017 and 2018.
Factors Affecting our Performance, page 64

18. Explain the importance of monthly recurring revenue and annual recurring revenue to evaluating the financial condition and operations of your business. Clarify how ARR differs from MRR, whether MRR takes into account revenue from customers across all of your subscription plans, and whether MRR is calculated on an annual or quarterly basis.
Our Subscription Plans, page 97

19. Provide a breakdown in the number of your Free, Standard, Plus and Enterprise Grid customers.
Competition, page 103

20. Include a brief discussion of competitors that may offer a niche service or more narrow product offering. Explain how management views any such competitors offering a free or discounted service.
 Stewart Butterfield
FirstName LastNameStewart Butterfield
Slack Technologies, Inc.
Comapany NameSlack Technologies, Inc.
March 1, 2019
March 1, 2019 Page 5
Page 5
FirstName LastName
Executive Compensation
Summary Compensation Table, page 112

21. We note that your summary compensation table is blank and includes placeholders only for 2019. In your next amendment, revise your executive and director compensation section to include all required disclosures.
Executive Employment Arrangements, page 113

22. Disclose the material terms of the confirmatory offer letters that you plan to enter into with each of your named executive officers and the purpose of such agreements.
Principal and Registered Stockholders, page 126

23. We note your statement that you "will have no input if and when any Registered
         Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur." Qualify this statement with disclosure about how the
         Company will facilitate immediate sales of common stock on behalf of the Registered
         Stockholders who hold vesting RSUs.
24. Include a separate line entry in the table reflecting the group of Registered Stockholders holding RSUs who are expected to sell their common stock immediately. Description of Capital Stock
Class A Common Stock and Class B Common Stock
Conversion, page 131

25. Describe each of the "certain permitted transfers" that will not result in Class B common stock automatically converting into Class A common stock.
26. Discuss the purpose of the "sunset provision" for your Class B common stock, and the effect this provision may have on the concentration of voting power of your stock in the future.
Sale Price History of Our Common Stock, page 138

27. Clarify whether there have been any private transactions in your Class A common stock, and if so, disclose the high and low sales prices of those private transactions for the relevant periods. Also clarify whether the DMM in consultation with your financial advisors is expected under applicable NYSE Listing Rules to consider the private trading history of the Class B common stock in setting the opening public price.
 Stewart Butterfield
Slack Technologies, Inc.
March 1, 2019
Page 6
Plan of Distribution, page 143

28. You state that your financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of your outstanding common stock and pre-listing selling and buying interest in your Class A common stock. Disclose how, in accordance with this process, Morgan Stanley and your other financial advisors will become aware of pre-listing selling and buying interest in your Class A common stock. For example, state whether the advisors will consult with Registered Stockholders, including institutional investors and RSU holders.
29. We note that there has been private trading in your Class B common stock during the last twelve months. Clarify whether the DMM in consultation with your financial advisors will consider these trades in determining the opening public price. Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-9

30. Please provide us with a specific and comprehensive discussion of the terms in certain of your contracts that give you the right to bill for additional usage. Clarify why this usage is not included in your transaction price. Reference ASC 606-10-32-5. General

31. We note your dependence on services from Amazon Web Services to maintain your infrastructure. Accordingly, please file your amended agreement with AWS as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
32. Supplementally provide us with copies of your agreements with your financial advisors.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameStewart Butterfield                           Sincerely,
Comapany NameSlack Technologies, Inc.
                                                                Division of
Corporation Finance
March 1, 2019 Page 6                                            Office of
Telecommunications
FirstName LastName